          FOR ADDITIONAL INFORMATION
          Lauri Hanover                    John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer          Lippert/Heilshorn &
          Sapiens International            Associates Inc.
          Tel:  +1-877-554-2426            Tel: +1-212- 838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com      E-mail: jody@lhai.com


     J.D. WILLIAMS PROGRESS e-BUSINESS INITIATIVES WITH SAPIENS eMERGE(TM)

                        PROJECTS VALUED AT $1.6 MILLION


Research Triangle Park, NC--March 23, 2000--Sapiens International Corporation N.V (NASDAQ: SPNS), a global e-business solutions provider, today announced that J.D. Williams, the UK's leading direct mail business, contracted Sapiens to develop an application that adds a "click-and-mortar" dimension to their existing successful "brick-and-mortar" business.

The projects involved the integration of existing legacy stock management and ordering systems, as well as state of the art management information systems, using Sapiens' eMerge solution. The new application also integrates Palm Pilots(TM), enabling the sales force direct access to head office information while in the customers' homes. In addition, Sapiens was contracted to develop an application that combines the retail shops' two separate stock control and supply systems and streamlines them into a single, stand-alone system. Sapiens' eMerge technology was deployed in the redesign and augmenting of J.D. Williams' legacy systems and processes with an improved operating environment, providing the necessary functionality.

Commenting on the project, Mr. John Reynolds, Head of Systems from J.D. Williams, said: "Sapiens have delivered a high quality application built using their eMerge solution to a very challenging timescale. It enables us to exercise improved control over our field sales force, which is now equipped with Palm Pilots and is tightly integrated to our legacy applications. During the project, I have been impressed by the commitment shown by Sapiens' staff and their quiet determination to deliver a quality product for J.D Williams."

Mr. Yair Spitzer, Vice President, Sapiens UK, added: "This development project further strengthens the existing relationship between J.D. Williams and Sapiens. This project is particularly gratifying since it demonstrates that those companies who come to know Sapiens' solutions find them superior to others on the market. Our eMerge offering is already gaining worldwide recognition; this project is yet another proof of our ability to provide comprehensive e-business solutions."


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About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.


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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.